UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025

Commission file number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Departure of Certain Directors

On September 30, 2025, Mr. Yongjun Liu resigned from his position as the chairman of Meihua International Medical Technologies Co., Ltd.’s (the “Company”) board of directors (the “Board”) with immediate effect. Mr. Liu’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On September 30, 2025, Mr. Xiaoming E resigned from his position as an independent director of the Board of the Company and a member of the Audit Committee, a member of the Compensation Committee, and a member of the Nominating and Corporate Governance Committee , each with immediate effect. Mr. E’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Certain Directors

On September 30 2025, the Board appointed Ms. Ailiang Wang as the new Chairwoman of the Board of the Company, and Chongbo Gao as an independent director of the Board and a member of the Audit Committee, the chairman of the Compensation Committee, and a member of the Nominating and Corporate Governance Committee. The Board has determined that Mr. Gao qualifies as an independent director under the rules of the Nasdaq Stock Market LLC. Mr. Gao will serve as the chairman of the Compensation Committee, a member of the Audit Committee, and a member of the Nominating and Corporate Governance Committee.

In connection with the appointments, the Company entered into a director offer letter with Ms. Wang and Mr. Gao severally, each dated September 30, 2025 (the “Director Offer Letters”), pursuant to which Ms. Wang will receive an annual compensation of $120,000 and an one-time stock option to purchase 500,000 of the Company’s ordinary shares, par value $0.0005 per share, and Mr. Gao will receive an annual compensation of $36,000 and an one-time stock option to purchase 50,000 of the Company’s ordinary shares, par value $0.0005 per share for their respective services as the Chairwoman and independent director of the Board of the Company.

Ms. Ailiang Wang served as the Chairwoman and Chief Executive Officer of Guangzhou Lanjikang Medical Technology Co., Ltd. from October 2023 to September 01, 2025 where she formulated and implemented the company’s three-year strategic development plan, led the research and development and commercialization of core product lines, successfully obtained EU CE certification and US FDA 510(k) approval for products, established an international distribution network covering multiple countries in Europe and North America, and let an important series B round fundraising. Prior to that, Ms. Wang was the Chief Executive Officer of Beijing tiandetai Technology Co., Ltd.from May 2015 to February 2023 where she led the formulation of the company’s five-year development strategy for medical supplies and equipment sales and led the construction of a core supplier cooperation system, establish exclusive or priority agency cooperation relationships with more than 20 well-known domestic and foreign medical equipment manufacturers. Ms. Wang earned her Master of Medicine degree from Xiangya Hospital, Central South University in 1999.

Mr. Chongbo Gao has served as the chief operating officer for Bosheng (Shenzhen) Meidical Devices Co., Ltd. from March 2018 to September 30, 2025 where he focused on the full-chain development of the medical device industry, and possess multiple experiences in medical device research and development transformation, clinical application management, and regional industrial coordination. Mr. Gao earned his Master of Medicine degree from Guangzhou Medical University in 2003.

There are no family relationships among Ms. Wang, Mr. Gao, and any of our other officers and directors. There are no understandings or arrangements between the incoming directors and officers and any other person pursuant to which they were appointed as officers and directors.

The foregoing descriptions of the Director Offer Letters are general descriptions only, do not purport to be complete, and are qualified in its entirety by reference to the terms of the form of employment agreement and form of director letter furnished hereto as Exhibits 4.1, which are incorporated herein by reference.

Exhibits

Exhibit No.	Description
4.1	Form of Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: September 30, 2025	By:	/s/ Leyi Lee
	Name:	Leyi Lee
	Title:	Chief Executive Officer
(Principal Executive Officer)

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